Trust Stamp Reminder

Hi James,

We noticed that you started the reservation process for Trust Stamp, but have yet to complete the process. Please note, if you have any questions for the company, you may post them on the discussion forum here.

If you would like to complete a reservation you may do so via the link below. **By completing a reservation, you will be able to confirm your investment ahead of the public launch.**

COMPLETE RESERVATION

Questions for SeedInvest? Email us. We're happy to help.

Trust Stamp is accepting reservations for an Offering under Tier II of Regulation A. No money or other consideration is

being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. A reservation is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. A Preliminary Offering Circular that forms a part of the Offering Statement has been filed with the Commission, a copy of which may be obtained from Trust Stamp: https://www.seedinvest.com/trust.stamp